CLIFTON STAR RESOURCES INC.

c/o 430 – 580 Hornby Street

Vancouver, B.C. V6C 3B6

905-726-8585

July 4, 2008

NEWS RELEASE

CLIFTON STAR CLOSES FINANCING WITH MINERALFIELDS GROUP

Clifton Star Resources Inc. (“Clifton” or the “Company”) is pleased to announce that, on June 6 and June 24, 2008, we closed a non-brokered private placement in respect to which the Company has issued 1,118,236 units (Units) (each unit consisting of one flow through share and one non-flow through warrant) at a price of $2.20 per Unit to seven placees.  Each warrant will be exercisable for a period of twenty-four months from the closing of the private placement at a price of $2.50 per share.  A finder’s fee in the amount of 111,823 non-flow through options on the same terms as the units has been issued.  Afurther finders fee of 55,912 shares was issued.

Of these units 284,998 have a hold period which expires on October 24, 2008 and 833,238 have a hold period which expires on October 6, 2008.

“We are very pleased with our continuing relationship with MineralFields Group” said Harry Miller, President.  We look forward to working with MineralFields Group as we develop our holdings in Quebec.”

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world.  Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds.  Information about MineralFields Group is available at www.mineralfields.com.  First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

CLIFTON STAR RESOURCES INC.

“Nick Segounis”

Nick Segounis, Director

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

#